1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

December 11, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 2,681

Dear Mr. Orlic:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,681 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares MSCI Peru and Global Exposure ETF (the “Fund”).

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on December 6, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:

Please provide to the Staff a completed fee table, cost example, and performance presentation with this comment response letter, to be filed at least one week prior to the effective date of the registration statement.

Response:	The Trust has provided to the Staff the Fund’s completed fee table, expense example and performance presentation.
Comment 2:

On page S-5, the Staff notes that “Commodity Risk” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in commodities as a principal strategy.

Response:	The Trust respectfully notes that the “Commodity Risk” factor does not describe a risk of one of the Fund’s strategies, but rather informs the investor that certain Peruvian issuers in which the

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 11, 2023

Fund invests are susceptible to fluctuations in certain commodity markets, which may impact the Fund’s investments. Please see the risk factor language below. The Trust respectfully declines to add disclosure about a commodity strategy in the Principal Investment Strategies, as this is not a strategy the Fund employs.

Commodity Risk. The Fund invests in Peruvian issuers that are susceptible to fluctuations in certain commodity markets and to price changes due to trade relations. Any negative changes in commodity markets that may be due to changes in supply and demand for commodities, market events, war, regulatory developments, other catastrophic events, or other factor that the Fund cannot control could have an adverse impact on the Peruvian economy.

Comment 3:

On page S-8, the Staff notes that “Risk of Investing in China” is listed as a principal risk; however, there is no corresponding strategy disclosure in the Principal Investment Strategies. Please remove the risk factor or add disclosure about the Fund investing in Chinese issuers as a principal strategy.

Response:

The Trust notes that the “Risk of Investing in China” is disclosed as a principal risk of the Fund due to the Underlying Index’s current level of exposure to securities of Chinese companies, which is likely to change over time as noted in the Principal Investment Strategies. Investing in Chinese companies is not a strategy that the Fund employs. As a result, the Trust respectfully declines to add disclosure that investing in China is a principal investment strategy of the Fund.

Comment 4:

On page S-11, the introductory paragraph states that “the bar chart and table that follow show how the Fund has performed on a calendar year basis and provide some indication of the risks of investing in the Fund by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with the Underlying Index.” Please add language stating that this section shows “changes in the Fund’s performance by year-to-year end,” as this is required by Form N-1A.

Response:

The Trust respectfully notes that the introductory paragraph states that the bar chart shows “how the Fund has performed on a calendar year basis,” and the updated title of the bar chart is “Calendar Year by Year Returns.” The Trust believes this adequately meets the requirements of Form N-1A.

Comment 5:

In the Statement of Additional Information, there is disclosure that states: “The Underlying Index is reviewed annually, during which the Broad Peru Equity Universe is updated by identifying all eligible securities according to the criteria discussed above. Securities that are included in the Underlying Index on the basis of being headquartered or listed in Peru and having a significant linkage to Peru are generally maintained unless the company is no longer headquartered or listed in Peru, or there has been a significant change in its geographic profile over time.” Please add this disclosure to the Principal Investment Strategies section in the Prospectus.

Securities and Exchange Commission

December 11, 2023

Response:	The Trust has made this change.

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Sincerely,

/s/ Anne C. Choe

Anne C. Choe

cc:	Marisa Rolland
Adithya Attawar
Jennifer Kerslake
Timothy Kahn
Michael Gung
George Rafal
Luis Mora
Toree Ho
Hannah Fiest